UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1/

Amendment 1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

GLOBAL BOATWORKS HOLDINGS, INC.

(Exact name of registrant as specified in its corporate charter)

Florida
(State or other jurisdiction of Incorporation or Organization)
000-55646	81-0750562
(Commission File Number)	(IRS Employer Identification No.)

1707 North Charles Street, Suite 200A

Baltimore, Maryland 21201

(Address of Principal Executive Offices and Zip Code)

443.863.7234

(Registrant’s telephone number, including area code)

October 28, 2020

Global Boatworks Holdings, Inc.

1707 North Charles Street, Suite 200A

Baltimore, Maryland  21201

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement Amendment 1 is being filed on or about October 22, 2020 for the benefit of the holders of record at the close of business on September 24, 2020 (the “Record Date”), of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Global Boatworks Holdings, Inc., a Florida corporation (“is”, “we”, “our” or the “Company”), in connection with the change of control of and composition of our Board of Directors (the “ Board ”) pursuant to the terms of a September 3, 2020 agreement of share exchange (the “Share Exchange” or “Share Exchange Agreement”), as amended, by and between the Company, R3 Score Technologies, Inc., a Delaware corporation (“R3”), and certain of the shareholders of R3S (the “R3 Stockholders”). The transactions contemplated by the Share Exchange were consummated on September 23, 2020 (the “Closing Date”).

The Share Exchange is described more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2020.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested.  Pursuant to Florida Business Corporation Act, Section 617.0809 and our bylaws, our former sole director, Robert Rowe appointed Laurin Leonard to the Board to fill a vacancy on our Board of Directors. Mr. Rowe delivered his resignation on September 23, 2020, which became effective on October 10, 2020. Upon effectiveness of Mr. Rowe’s resignation, Ms. Leonard was our sole officer and director.

On September 23, 2020, (the “Effective Date”) pursuant to the Share Exchange Agreement,  we issued to the R3 Stockholders an aggregate of approximately 99,057,358 shares of our  restricted Common Stock, $0.0001 par value representing 90% of our outstanding common stock, in exchange for  shares of R3 representing 95% of R3S’s common stock then outstanding. As a result of the Share Exchange, as of the date of this Schedule 14F/A we have 109,307,386 shares of common stock outstanding.

Our issuance of the 99,057,358 shares of our common stock to the holders of 95% of R3 resulted in a change of our shareholder voting control.

As a result of the Share Exchange:

▪

Effective October 10, 2020, our sole officer and director, Robert Rowe resigned and upon his resignation Laurin Leonard became our sole officer and director,

▪

R3S became our 95% owned subsidiary, and

▪

Our business plan and plan of operations became the business plan and plan of operations of R3.

CHANGES TO THE BOARD OF DIRECTORS

Effective October 10, 2020, Robert Rowe resignation from all positions he held with us and Laurin Leonard, became our sole director.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The table below sets forth our sole director as of the date hereof, as well as certain information about her. To the best of our knowledge, except as set forth in this Schedule 14F, our incoming director has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Name	Age	Position
Laurin Leonard	35	Director

The name of our sole officer as of the Effective Date, as well as certain information about her is set forth below:

Name	Age	Positions
Laurin Leonard	35	Chief Executive Officer, Treasurer and Secretary

Laurin Leonard, Chief Executive Officer, Treasurer, Secretary and Director

On September 23, 2020, Ms. Leonard was appointed as our Chief Executive Officer, Treasurer, Secretary, and sole Director.  Since May of 2018, Ms. Leonard has served as the Chief Operating Officer and Co-Founder of R3, our 95% owned subsidiary.

Since 2012, Ms. Leonard has served as the Executive Director of Mission: Launch, Inc., a not-for-profit company with a mission to improve socio-economic outcomes for marginalized communities.  Ms. Leonard is a current Visiting Research Fellow at Harvard University’s Kennedy School Carr Center.

Ms. Leonard graduated from The Johns Hopkins University Carey Business School earning professional certifications in Competitive Intelligence in May of 2011 and Leadership Development for Minority Managers in May of 2010. Ms. Leonard received a Bachelor of Science in Sociology from Old Dominion University in May 2007.

Involvement in Certain Legal Proceedings

Laurin Leonard, our sole officer and director has not during the prior ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Laurin Leonard is the daughter of Teresa Hodge, the holder of 40,425,662 shares of our common stock representing approximately 36.7% of the Common Stock outstanding. In May 2018 Ms. Hodge founded our subsidiary, R3 and served as its President and CEO from May 2018 to September 2020.

On December 7, 2006, Ms. Hodge was convicted of four counts of mail fraud, seven counts of interstate transportation of property obtained by fraud and one count of money laundering. She was sentenced to an aggregate of 87 months in prison. In connection with the same activity, on January 18, 2018, Ms. Hodge became the subject to a final order in  Securities and Exchange Commission v. Financial Warfare Club, Inc., Financial Warfare, Inc., Financial Warfare Club, Inc., Covenant EcoNet, Inc., Marcus D. Dukes and Teresa Hodge, Civil Action No. 02-7156 (E.D. Pa.) which permanently restrains and enjoins her from violating directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934, (the “Exchange Act”) and Rule 10b-5 thereunder or Section 17(a) of the Securities Act of 1933, (the “Securities Act”) using any means or instrumentality of interstate commerce, or of the mails, or any facilities of any securities exchange in connection with the purchase and sale of any security to employ any device, scheme or artifice to defraud, to make an untrue statement of material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances in which they were made not misleading or to engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon any person. Ms. Hodge is also enjoined from violation the registration provisions of Section 5 of the Securities Act. Ms. Hodge is also prohibited from acting as an officer or director of any issuer that has a class registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act.

Board Committees

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the Board.

Director Independence

Our sole officer is also our sole director. As such, our Board is not independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

We are authorized to issue 5,000,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of our preferred stock in one or more series.  Our board of directors designated 1,000,000 of the preferred shares as “Series A Preferred Stock”.  The Series A Preferred Stock has the following rights, designations and preferences:

a)

The holders of the Series A Preferred Stock shall be entitled to notice of any stockholders’ meeting and to vote as a single class with our common stockholders upon any matter submitted to the Company’s common stockholders for a vote.

b)

Each one (1) share of Series A Preferred Stock is entitled to one thousand (1,000) votes per share.

c)

We may not directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions without first obtaining the affirmative written consent of 100% of the holders of the Series A Preferred Stock:

i.

Amend, alter or repeal any provision of our Articles of Incorporation, bylaws or the Series A Preferred Stock designation;

ii.

Designate any new class of Preferred Stock, nor sell or issue in any way, shape or form, any additional shares of Preferred Stock other than the Series A Preferred Stock, including, but not limited to, any shares of Series A Preferred Stock; and

iii.

Initiate any action with a regulatory, governmental, administrative, judicial entity or individual in an attempt to abrogate or diminish in any way the rights, preferences and privileges of the Series A Preferred Stock.

We are obligated to redeem the Series A Preferred Stock, in whole, but not in part, at the option of the Holder for $1,000.

Concurrent with the closing of the Share Exchange Agreement, Robert Rowe, the former sole officer and director, sold, transferred and assigned 1,000,000 shares of Series A Preferred Stock to Laurin Leonard.  Because the Series A Preferred Stock has 1,000 votes per share or an aggregate of 1 billion votes, Ms. Leonard can determine the outcome of all matters submitted to a vote of our common stockholders including the election of directors.

Each other series of preferred stock, if any, will have such number of shares, designations, preferences, powers and qualifications and special or relative rights or privileges as will be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.  The rights of the holders of our common stock will be subject to the rights of holders of any preferred stock outstanding and issued in the future.  The issuance of preferred stock, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of the Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 110,057,385 shares of the Common Stock issued and outstanding.

Name and Address of Beneficial Holder	Number of Common Shares Held	Percentage Of Common Shares Held	Number of Series A Preferred Stock Held	Percentage of Series A Preferred Stock Held	Total Percentage of Votes Held (Common and Preferred Held)
Laurin Leonard (2)	39,588,041	35.90%	1,000,000(2)	100%	93.72%
Robert Rowe (3)	1,385,855	1.30%%	0	0%	0.12%
All officers and directors as a group:	40,973,896	37.20%	1,000,000	100%	93.84%
5% or Greater Beneficial Owners:
Teresa Hodge	40,425,662	36.70%	0	0%	3.64%
Aliya Rahman	8,607,314	7.80%	0	0%	0.78%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Our sole officer and director, Laurin Leonard holds 35,588,041 shares of our Common Stock and 1,000,000 shares of Series A Preferred Stock which have 1,000 votes per share or an aggregate of 1,000,000,000 votes on all matters submitted to a vote of our common stockholders.

(3) Effective October 10, 2020, Robert Rowe resigned as our director and Laurin Leonard was our sole officer and director. Amount reflected includes 5,100 shares of Common Stock held by Leah Rowe, the wife of Robert Rowe.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock-based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Boatworks Holdings, Inc.

Date: October 28, 2020	By:	/s/ Laurin Leonard
Laurin Leonard
Chief Executive Officer